Exhibit 99.01

Deloitte Touche Tohmatsu Av. Presidente Wilson, 231 – 22º Rio de Janeiro – RJ – 20030-905 Brasil

Tel: + 55 (21) 3981-0500
Fax:+ 55 (21) 3981-0600 www.deloitte.com.br

April 27, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 16F of Oi S.A.’s (previously known as Brasil Telecom S.A.) Form 20-F dated April 27, 2012, and have the following comments:

1.	We agree with the statements made in the first, second, third, fourth and fifth paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the sixth and seventh paragraph.

Yours truly,

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

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